FILE No.
82-3874

MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

05010620

SEC MAIL PROCESSING RECEIVED AUG 1 8 2005 WASH, D.C. 190 SECTION

August 11, 2005

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated August 11, 2005</u>

Please find enclosed 3 copies of the news release listed above.

PROCESSED
AUG 2 2 2005
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D. MacAulay

BARBARA O'NEILL

dlw 8/22

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

AUGUST 11, 2005

News Release: **05-09**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

CR drilling intersects 0.51% Copper, 0.016% Molybdenum, and 2.49 g/t Silver over 63.58 meters.

Manson Creek Resources Ltd. is pleased to announce the assay results for drill holes 05CR01 through 05CR08. The eight drill holes were recently completed on the CR prospect located near Houston, British Columbia.

The first phase of drilling has confirmed that numerous zones and styles of mineralization are present in the mineralized porphyry. The new zone of porphyry discovered at the Burn Anomaly is also mineralized.

Significant intervals in 2005 drill program

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
05CR03	13.72	77.30	63.58	0.51	0.016	2.49	Felsic porphyry and QFP
05CR04	0.00	108.10	108.10	0.26	0.017	2.35	Felsic porphyry and QFP
Includes	0.00	59.35	59.35	0.36	0.022	2.21	Felsic porphyry and QFP
Includes	14.45	30.65	16.20	0.54	0.027	2.85	Felsic porphyry and QFP
05CR07	186.61	274.02	87.41	0.11	0.017	0.86	QFP
Includes	241.20	255.05	13.85	0.12	0.045	0.96	QFP
includes	251.15	255.05	3.90	0.15	0.086	0.90	QFP
05CR07	181.75	186.61	4.86	0.22	0.075	1.34	Andesite
05CR08	226.10	249.02	22.92	0.13	0.035	1.04	QFP
Includes	228.10	242.25	14.1	0.17	0.052	0.96	QFP

The work completed to date, mapping, trenching, and diamond drilling, has outlined a mineralized porphyry system that is 900 meters by 100 to 180 meters. The east-west trending porphyry remains open along strike and depth.

The CR drill program consisted of eight drill holes that totaled 1,580 meters of NQ core. All of the drill holes except for 05CR03 were drilled at a 180° azimuth. Hole 05CR03 was drilled due north and all holes were drilled at a -45° angle. Please refer to the drill hole location plan map attached for the location of all drill holes.

The drill program was designed to test both the Burn geochemical soil and geophysical anomalies and to test the porphyry units identified in historic exploration programs. All of the drill holes intersected variably mineralized porphyry units. Three drill holes, 05CR06 – 05CR08, tested the Burn anomaly and all three

intersected mineralized crowded feldspar-quartz-biotite pheric porphyry (QFP). Drill holes 05CR07 and 05CR08 ended in mineralized QFP and only partially tested the newly discovered porphyry unit. The new QFP zone was cut in drilling along 200m of strike length.

Geology

Two mineralized intrusive units are present on the CR property. The oldest unit is a fine-grained felsic porphyry and it is locally disrupted by a younger crowded feldspar-quartz-biotite pheric porphyry (QFP). Both of the units are observed to host copper and molybdenum mineralization.

Chalcopyrite and molybdenite are the main minerals of economic importance and they occur alone or in combination in one of the four main styles of mineralization recognized at CR. These are: 1) chalcopyrite in silicified andesite (country rock): 2) disseminated and veinlet mineralization in the QFP: 3) micro veinlet and veinlet mineralization in the fine grained felsic porphyry: and 4) localized molybdenite-rich stockworks. The distribution and extent of the molybdenite-rich stockworks remains poorly understood. Narrow intercepts, including 3.9m of 0.86% Mo, 4.9m of 0.075% Mo, and 14.1m of 0.052% Mo are encouraging and demonstrate the potential for high grade molybdenum mineralization in the system.

Hydrothermal alteration is very strong, well developed, and displays many of the characteristics that occur in mineralized copper – molybdenum porphyry systems. The dominate alteration types observed in the core are zoned from east to west. The intensity of secondary potassium feldspar with localized secondary biotite (potassic alteration) associated with strong silicification and patchy strong sericite alteration increases in the drill holes to the west. This alteration pattern indicates the best exploration potential could occur in the largely untested western part of the system.

Further work will be undertaken to trench areas west of the fault in an effort to expose and map the new porphyry zone.

All assay work was performed by ICP (4-acid digestion) at ALS-Chemex labs of Vancouver, with gold done by standard fire assay methods. The samples sent to the lab were sealed with security tags for delivery to ALS-Chemex. Duplicate samples were inserted in each batch of samples and then checked to ensure proper quality assurance and quality control.

The Qualified Person responsible for the design and implementation of the Drill Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

Summary of drill assays in the porphyry units and select andesite intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
05CR01	8.83	111.20	102.37	0.08	0.005	1.37	Felsic porphyry
05CR02	6.71	135.15	128.44	0.17	0.011	3.44	Felsic porphyry
Includes	6.71	67.7	60.99	0.27	0.016	4.32	Felsic porphyry
Includes	8.70	29.10	20.40	0.29	0.013	5.13	Felsic porphyry
05CR03	13.72	77.30	63.58	0.51	0.016	2.49	Felsic porphyry and QFP
05CR04	0.00	108.10	108.10	0.26	0.017	2.35	Felsic porphyry and QFP
Includes	0.00	59.35	59.35	0.36	0.022	2.21	Felsic porphyry and QFP
Includes	14.45	30.65	16.20	0.54	0.027	2.85	Felsic porphyry and QFP
05CR05	35.45	230.43	194.98	0.12	0.008	1.07	QFP and Felsic porphyry
Includes	35.45	160.53	125.08	0.08	0.004	0.58	QFP
Includes	160.53	230.43	69.90	0.19	0.015	4.15	Felsic porphyry
05CR06	61.50	190.60	129.10	0.10	0.007	1.12	QFP
Includes	185.00	188.95	3.95	0.40	0.006	2.71	QFP
05CR07	186.61	274.02	87.41	0.11	0.017	0.86	QFP
Includes	241.20	255.05	13.85	0.12	0.045	0.96	QFP
includes	251.15	255.05	3.90	0.15	0.086	0.90	QFP
05CR07	181.75	186.61	4.86	0.22	0.075	1.34	Andesite
05CR08	226.10	249.02	22.92	0.13	0.035	1.04	QFP
Includes	228.10	242.25	14.1	0.17	0.052	0.96	QFP

MANSON CREEK RESOURCES LTD.
Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

AUGUST 11, 2005

News Release: **05-09**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

CR drilling intersects 0.51% Copper, 0.016% Molybdenum, and 2.49 g/t Silver over 63.58 meters.

Manson Creek Resources Ltd. is pleased to announce the assay results for drill holes 05CR01 through 05CR08. The eight drill holes were recently completed on the CR prospect located near Houston, British Columbia.

The first phase of drilling has confirmed that numerous zones and styles of mineralization are present in the mineralized porphyry. The new zone of porphyry discovered at the Burn Anomaly is also mineralized.

Significant intervals in 2005 drill program

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
05CR03	13.72	77.30	63.58	0.51	0.016	2.49	Felsic porphyry and QFP
05CR04	0.00	108.10	108.10	0.26	0.017	2.35	Felsic porphyry and QFP
Includes	0.00	59.35	59.35	0.36	0.022	2.21	Felsic porphyry and QFP
Includes	14.45	30.65	16.20	0.54	0.027	2.85	Felsic porphyry and QFP
05CR07	186.61	274.02	87.41	0.11	0.017	0.86	QFP
Includes	241.20	255.05	13.85	0.12	0.045	0.96	QFP
includes	251.15	255.05	3.90	0.15	0.086	0.90	QFP
05CR07	181.75	186.61	4.86	0.22	0.075	1.34	Andesite
05CR08	226.10	249.02	22.92	0.13	0.035	1.04	QFP
Includes	228.10	242.25	14.1	0.17	0.052	0.96	QFP

The work completed to date, mapping, trenching, and diamond drilling, has outlined a mineralized porphyry system that is 900 meters by 100 to 180 meters. The east-west trending porphyry remains open along strike and depth.

The CR drill program consisted of eight drill holes that totaled 1,580 meters of NQ core. All of the drill holes except for 05CR03 were drilled at a 180° azimuth. Hole 05CR03 was drilled due north and all holes were drilled at a -45° angle. Please refer to the drill hole location plan map attached for the location of all drill holes.

The drill program was designed to test both the Burn geochemical soil and geophysical anomalies and to test the porphyry units identified in historic exploration programs. All of the drill holes intersected variably mineralized porphyry units. Three drill holes, 05CR06 – 05CR08, tested the Burn anomaly and all three

intersected mineralized crowded feldspar-quartz-biotite pheric porphyry (QFP). Drill holes 05CR07 and 05CR08 ended in mineralized QFP and only partially tested the newly discovered porphyry unit. The new QFP zone was cut in drilling along 200m of strike length.

Geology

Two mineralized intrusive units are present on the CR property. The oldest unit is a fine-grained felsic porphyry and it is locally disrupted by a younger crowded feldspar-quartz-biotite pheric porphyry (QFP). Both of the units are observed to host copper and molybdenum mineralization.

Chalcopyrite and molybdenite are the main minerals of economic importance and they occur alone or in combination in one of the four main styles of mineralization recognized at CR. These are: 1) chalcopyrite in silicified andesite (country rock): 2) disseminated and veinlet mineralization in the QFP: 3) micro veinlet and veinlet mineralization in the fine grained felsic porphyry: and 4) localized molybdenite-rich stockworks. The distribution and extent of the molybdenite-rich stockworks remains poorly understood. Narrow intercepts, including 3.9m of 0.86% Mo, 4.9m of 0.075% Mo, and 14.1m of 0.052% Mo are encouraging and demonstrate the potential for high grade molybdenum mineralization in the system.

Hydrothermal alteration is very strong, well developed, and displays many of the characteristics that occur in mineralized copper – molybdenum porphyry systems. The dominate alteration types observed in the core are zoned from east to west. The intensity of secondary potassium feldspar with localized secondary biotite (potassic alteration) associated with strong silicification and patchy strong sericite alteration increases in the drill holes to the west. This alteration pattern indicates the best exploration potential could occur in the largely untested western part of the system.

Further work will be undertaken to trench areas west of the fault in an effort to expose and map the new porphyry zone.

All assay work was performed by ICP (4-acid digestion) at ALS-Chemex labs of Vancouver, with gold done by standard fire assay methods. The samples sent to the lab were sealed with security tags for delivery to ALS-Chemex. Duplicate samples were inserted in each batch of samples and then checked to ensure proper quality assurance and quality control.

The Qualified Person responsible for the design and implementation of the Drill Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

Summary of drill assays in the porphyry units and select andesite intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
05CR01	8.83	111.20	102.37	0.08	0.005	1.37	Felsic porphyry
05CR02	6.71	135.15	128.44	0.17	0.011	3.44	Felsic porphyry
Includes	6.71	67.7	60.99	0.27	0.016	4.32	Felsic porphyry
Includes	8.70	29.10	20.40	0.29	0.013	5.13	Felsic porphyry
05CR03	13.72	77.30	63.58	0.51	0.016	2.49	Felsic porphyry and QFP
05CR04	0.00	108.10	108.10	0.26	0.017	2.35	Felsic porphyry and QFP
Includes	0.00	59.35	59.35	0.36	0.022	2.21	Felsic porphyry and QFP
Includes	14.45	30.65	16.20	0.54	0.027	2.85	Felsic porphyry and QFP
05CR05	35.45	230.43	194.98	0.12	0.008	1.07	QFP.and Felsic porphyry
Includes	35.45	160.53	125.08	0.08	0.004	0.58	QFP
Includes	160.53	230.43	69.90	0.19	0.015	4.15	Felsic porphyry
05CR06	61.50	190.60	129.10	0.10	0.007	1.12	QFP
Includes	185.00	188.95	3.95	0.40	0.006	2.71	QFP
05CR07	186.61	274.02	87.41	0.11	0.017	0.86	QFP
Includes	241.20	255.05	13.85	0.12	0.045	0.96	QFP
includes	251.15	255.05	3.90	0.15	0.086	0.90	QFP
05CR07	181.75	186.61	4.86	0.22	0.075	1.34	Andesite
05CR08	226.10	249.02	22.92	0.13	0.035	1.04	QFP
Includes	228.10	242.25	14.1	0.17	0.052	0.96	QFP

SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2005
WASH. D.C. 190 SECTION


Manson Creek Resources Ltd.
CR Project, British Columbia
Simplified Geology Plan Map
August 11, 2005
641250mE
641500mE
641750mE
642000mE
6016750mN
6016500mN
05CR08
FINAL COLLAR
05CR07
FINAL COLLAR
05CR06
FINAL COLLAR
05CR05
FINAL COLLAR
05CR04
FINAL COLLAR
05CR02 - 03
FINAL COLLAR
05CR01
COLLAR FINAL
05CR02
BURN ANOMALY
CORE >1,000 PPM Cu
Flow banded rhyolite
Quartz porphyry
QFP
Undifferentiated andesite
NEW QFP ZONE
Trace of porphyry intercept
Drill collar location
Interpreted fault trace
Roads
N
0
125
250
meters

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

AUGUST 11, 2005

News Release: **05-09**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

CR drilling intersects 0.51% Copper, 0.016% Molybdenum, and 2.49 g/t Silver over 63.58 meters.

Manson Creek Resources Ltd. is pleased to announce the assay results for drill holes 05CR01 through 05CR08. The eight drill holes were recently completed on the CR prospect located near Houston, British Columbia.

The first phase of drilling has confirmed that numerous zones and styles of mineralization are present in the mineralized porphyry. The new zone of porphyry discovered at the Burn Anomaly is also mineralized.

Significant intervals in 2005 drill program

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
05CR03	13.72	77.30	63.58	0.51	0.016	2.49	Felsic porphyry and QFP
05CR04	0.00	108.10	108.10	0.26	0.017	2.35	Felsic porphyry and QFP
Includes	0.00	59.35	59.35	0.36	0.022	2.21	Felsic porphyry and QFP
Includes	14.45	30.65	16.20	0.54	0.027	2.85	Felsic porphyry and QFP
05CR07	186.61	274.02	87.41	0.11	0.017	0.86	QFP
Includes	241.20	255.05	13.85	0.12	0.045	0.96	QFP
includes	251.15	255.05	3.90	0.15	0.086	0.90	QFP
05CR07	181.75	186.61	4.86	0.22	0.075	1.34	Andesite
05CR08	226.10	249.02	22.92	0.13	0.035	1.04	QFP
Includes	228.10	242.25	14.1	0.17	0.052	0.96	QFP

The work completed to date, mapping, trenching, and diamond drilling, has outlined a mineralized porphyry system that is 900 meters by 100 to 180 meters. The east-west trending porphyry remains open along strike and depth.

The CR drill program consisted of eight drill holes that totaled 1,580 meters of NQ core. All of the drill holes except for 05CR03 were drilled at a 180° azimuth. Hole 05CR03 was drilled due north and all holes were drilled at a -45° angle. Please refer to the drill hole location plan map attached for the location of all drill holes.

The drill program was designed to test both the Burn geochemical soil and geophysical anomalies and to test the porphyry units identified in historic exploration programs. All of the drill holes intersected variably mineralized porphyry units. Three drill holes, 05CR06 – 05CR08, tested the Burn anomaly and all three

intersected mineralized crowded feldspar-quartz-biotite pheric porphyry (QFP). Drill holes 05CR07 and 05CR08 ended in mineralized QFP and only partially tested the newly discovered porphyry unit. The new QFP zone was cut in drilling along 200m of strike length.

Geology

Two mineralized intrusive units are present on the CR property. The oldest unit is a fine-grained felsic porphyry and it is locally disrupted by a younger crowded feldspar-quartz-biotite pheric porphyry (QFP). Both of the units are observed to host copper and molybdenum mineralization.

Chalcopyrite and molybdenite are the main minerals of economic importance and they occur alone or in combination in one of the four main styles of mineralization recognized at CR. These are: 1) chalcopyrite in silicified andesite (country rock): 2) disseminated and veinlet mineralization in the QFP: 3) micro veinlet and veinlet mineralization in the fine grained felsic porphyry: and 4) localized molybdenite-rich stockworks. The distribution and extent of the molybdenite-rich stockworks remains poorly understood. Narrow intercepts, including 3.9m of 0.86% Mo, 4.9m of 0.075% Mo, and 14.1m of 0.052% Mo are encouraging and demonstrate the potential for high grade molybdenum mineralization in the system.

Hydrothermal alteration is very strong, well developed, and displays many of the characteristics that occur in mineralized copper – molybdenum porphyry systems. The dominate alteration types observed in the core are zoned from east to west. The intensity of secondary potassium feldspar with localized secondary biotite (potassic alteration) associated with strong silicification and patchy strong sericite alteration increases in the drill holes to the west. This alteration pattern indicates the best exploration potential could occur in the largely untested western part of the system.

Further work will be undertaken to trench areas west of the fault in an effort to expose and map the new porphyry zone.

All assay work was performed by ICP (4-acid digestion) at ALS-Chemex labs of Vancouver, with gold done by standard fire assay methods. The samples sent to the lab were sealed with security tags for delivery to ALS-Chemex. Duplicate samples were inserted in each batch of samples and then checked to ensure proper quality assurance and quality control.

The Qualified Person responsible for the design and implementation of the Drill Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Summary of drill assays in the porphyry units and select andesite intervals

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Molybdenum (%)	Silver (g/t)	Rock Type
05CR01	8.83	111.20	102.37	0.08	0.005	1.37	Felsic porphyry
05CR02	6.71	135.15	128.44	0.17	0.011	3.44	Felsic porphyry
Includes	6.71	67.7	60.99	0.27	0.016	4.32	Felsic porphyry
Includes	8.70	29.10	20.40	0.29	0.013	5.13	Felsic porphyry
05CR03	13.72	77.30	63.58	0.51	0.016	2.49	Felsic porphyry and QFP
05CR04	0.00	108.10	108.10	0.26	0.017	2.35	Felsic porphyry and QFP
Includes	0.00	59.35	59.35	0.36	0.022	2.21	Felsic porphyry and QFP
Includes	14.45	30.65	16.20	0.54	0.027	2.85	Felsic porphyry and QFP
05CR05	35.45	230.43	194.98	0.12	0.008	1.07	QFP and Felsic porphyry
Includes	35.45	160.53	125.08	0.08	0.004	0.58	QFP
Includes	160.53	230.43	69.90	0.19	0.015	4.15	Felsic porphyry
05CR06	61.50	190.60	129.10	0.10	0.007	1.12	QFP
Includes	185.00	188.95	3.95	0.40	0.006	2.71	QFP
05CR07	186.61	274.02	87.41	0.11	0.017	0.86	QFP
Includes	241.20	255.05	13.85	0.12	0.045	0.96	QFP
includes	251.15	255.05	3.90	0.15	0.086	0.90	QFP
05CR07	181.75	186.61	4.86	0.22	0.075	1.34	Andesite
05CR08	226.10	249.02	22.92	0.13	0.035	1.04	QFP
Includes	228.10	242.25	14.1	0.17	0.052	0.96	QFP


Manson Creek Resources Ltd.
CR Project, British Columbia
Simplified Geology Plan Map
August 11, 2005
641250mE
641500mE
641750mE
642000mE
6016750mN
6016500mN
05CR08
FINAL COLLAR
05CR07
FINAL COLLAR
05CR06
FINAL COLLAR
05CR05
FINAL COLLAR
05CR04
FINAL COLLAR
05CR02 - 03
FINAL COLLAR
05CR01
COLLAR FINAL
05CR02
BURN ANOMALY
CORE >1,000 PPM Cu
?
Flow banded rhyolite
Quartz porphyry
QFP
Undifferentiated andesite
NEW QFP ZONE
Trace of porphyry intercept
Drill collar location
Interpreted fault trace
Roads
N
0
125
250
meters